UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of the Frade field

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Rio de Janeiro, February 5, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on November 28, 2019, informs that it has concluded today the sale of its 30% participation in the Frade field, located in the Campos Basin, north coast of the state of Rio de Janeiro, to PetroRio Jaguar Petróleo Ltda., a subsidiary of Petro Rio S.A. (PetroRio), which holds the remaining 70%. The transaction also included the sale of the entire stake held by Petrobras Frade Inversiones S.A. (PFISA), a subsidiary of Petrobras, in the company Frade BV to Petrorio Luxembourg, which now holds 100% of Frade BV.

After fulfilling the previous conditions, the operation was concluded with the payment of US$ 36 million to Petrobras today, an amount resulting from the payments foreseen in the contracts and with the applicable adjustments. This value adds to the amount of US$ 7.5 million paid to Petrobras at the sales contract signing.

The amount received today was adjusted due to the profit earned by Petrobras and PFISA of US$ 56,5 million in the period between July 1, 2019 (base date of transaction) and February 5, 2021 (closing of transaction). This type of price adjustment is a common practice on M&A transactions.

The amounts paid to Petrobras today and in the signing, added to the profit earned, totaled US$ 100 million, as previously disclosed. In addition, there is the amount of US$ 20 million contingent to a potential new commercial discovery in the field, which if it occurs in the future, Petrobras will be entitled to receive.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure of assignment of exploration rights, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This operation is aligned with the strategy of portfolio optimization and the improvement of the company's capital allocation, increasingly concentrating its resources on world-class assets in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge along the years.

About the Frade field

The Frade field is located about 118 km off the north coast of the state of Rio de Janeiro, at a water depth of between 1,050 and 1,300 m. Production started in June/2009 and the average production in 2020 was around 20 thousand boe/day, of which Petrobras production stake was around 6 thousand boe/day.

About PetroRio

PetroRio is a Brazilian company, independent producer of oil and gas with an average production of about 30 thousand boe/day in the fourth quarter of 2020, being the operator of the fields of Tubarão Martelo, Polvo, besides Frade in the Campos Basin and non- operator of Manati, in the Camumu-Almada Basin with a 10% stake. With the conclusion of the transaction, PetroRio now holds, through its subsidiaries, 100% of the consortium and the company Frade BV.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer